UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2025
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________ .

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date July 11, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

July 11, 2025
Medellin, Colombia

BANCOLOMBIA S.A. ANNOUNCES CANCELLATION OF COLOMBIAN ORDINARY BONDS

Bancolombia S.A. (“Bancolombia”) announced that, through official communication No. 2025051437-006-000 dated June 24, 2025 (the “Official Communication”), the Financial Superintendence of Colombia formalized the cancellation of the registration in the National Registry of Securities and Issuers (“RNVE”) of the Colombian Ordinary Bonds corresponding to the 5th tranche issued by Leasing Bancolombia S.A., now Bancolombia, which have the terms described below and have been fully redeemed (the “Bonds”):

Isin	ANN SFC Code	Placement ID	Amount Placed (in Millions)	Placement Date	Series ID	Amount placed per Series (in Millions)	Term (months)	Series
COJ49CB00442	COJ49CBBO095	5369	400.000,00	07/232014	6001	91843	36	E3
COJ49CB00434	COJ49CBBO095	5369	400.000,00	07/23/2014	6002	129407	60	D5
COJ49CB00426	COJ49CBBO095	5369	400.000,00	07/23/2014	6003	178750	120	D10

The Official Communication became final and binding on July 10, 2025, and as of today, July 11, 2025, the Bonds are effectively cancelled. As this is part of an issuance and placement program, the registration of the program itself and of the securities issued under the program that have not yet been redeemed remains in effect in the RNVE.
Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950

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